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                                                                    EXHIBIT 99.1

                                                                October 28, 2002

                              Hanaro Telecom, Inc.

                   2002 Third Quarter Operating Profit Results

Hanaro Telecom, Inc. (the "Company") today announced its 2002 third quarter operating profit results. The Company realized its first operating profit amounting to KRW 13.6 billion in 3 years and 5 months from the commencement of its commercial services.

The Company recorded revenues in the amount of KRW326.0 billion in the third quarter of 2002, up 52.5% from the third quarter of 2001, while net loss amounted to KRW25.8 billion in the third quarter of 2002, down 58.2% from the same quarter last year. EBITDA in the third quarter of 2002 was KRW111.1 billion, up 163.2% from the third quarter of 2001.

The Company's subscriber base reached 2,852,976 in the third quarter, recording a net addition of 810,000 by the end of September. "If this growth trend continues, we may be able to achieve operating profit for the full year 2002 and positive net income in 2003," said Mr. Matt K Lee, Vice President, Strategy & Planning.

The Company plans to announce the full details of its 2002 third quarter earnings results on Thursday, November 14, 2002.

This release contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements, as a result of a number of factors, including without limitation, the Company's history of operating losses; the Company's inability to generate sufficient cash flow from its operations to meet its operating needs and its reliance on equity and debt financings to fund its operations; the decline in the prices for communications services; increasing competition in the telecommunications sector in Korea and other factors beyond the Company's control. Investors are directed to Hanaro Telecom's reports and documents filed from time to time with the U.S. Securities and Exchange Commission for additional factors that should be considered prior to investing in Hanaro Telecom's securities. Hanaro Telecom does not intend to update or otherwise revise the forward-looking statements in this release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release might not occur in the way the Company expects, or at all. Investors should not place undue reliance on any of the forward-looking statements.